# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mallinckrodt plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath Road, Blanchardstown, Dublin, Ireland (L2), 15D15TX2V
Date of event which requires filing of this statement: 07/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001278951
Persons authorized to receive notices and communications: George Travers, c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, New York (NY), 10022, (212) 847-3500

## Reporting persons
- GoldenTree Asset Management LP (CIK 0001278951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,926,176; sole dispositive power 0; shared dispositive power 7,926,176; aggregate amount beneficially owned 7,926,176 (20.1% of the class)
- GoldenTree Asset Management LLC (CIK 0001435627): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 7,926,176; sole dispositive power 0; shared dispositive power 7,926,176; aggregate amount beneficially owned 7,926,176 (20.1% of the class)
  Comment: Limited Liability Company
- Steven A. Tananbaum (CIK 0001435626): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 20,000; shared voting power 7,926,176; sole dispositive power 20,000; shared dispositive power 7,926,176; aggregate amount beneficially owned 7,946,176 (20.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.01 per share
Name of issuer: Mallinckrodt plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath Road, Blanchardstown, Dublin, Ireland (L2), 15D15TX2V
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value $0.01 per share ("Ordinary Shares") of Mallinckrodt plc (the "Issuer"), whose principal executive office is located at College Business & Technology, Cruiserath, Blanchardstown, Dublin 15, Ireland.

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

GoldenTree Asset Management LP (the "Investment Manager")

GoldenTree Asset Management LLC (the "IMGP")

Steven A. Tananbaum
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o GoldenTree Asset Management LP, 300 Park Avenue, 21st Floor, New York, NY 10022.
Present principal occupation or employment:
The principal occupation of Mr. Tananbaum is to serve as the managing member of IMGP.

The remaining Reporting Persons are principally engaged in the business of investment management or making, purchasing, selling and holding investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Tananbaum is a citizen of the United States. The remaining Reporting Persons are organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
From December 4, 2023 to July 8, 2024, the Reporting Persons purchased an aggregate of 3,327,335 Ordinary Shares for an aggregate consideration of $82,825,077.63 using working capital.

On July 31, 2025, the Reporting Persons acquired 4,539,148 Ordinary Shares pursuant to the Merger (as defined below). From August 1st through August 6th, 2025, the Reporting Persons purchased an aggregate of 86,700 Ordinary Shares for aggregate consideration of $7,562,250 using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Endo Merger

Pursuant to the transaction agreement (the "Transaction Agreement") between Endo, Inc. ("Endo") and Salvare Merger Sub LLC, a wholly owned subsidiary of the Issuer ("Merger Sub"), on July 31, 2025, Merger Sub merged with and into Endo (the "Merger"), with Endo surviving the Merger as a wholly owned subsidiary of the Issuer. As a result of the Merger, the Endo common stock held of record by certain managed accounts for which the Investment Manager serves as investment manager was cancelled and converted into the right to receive 4,539,148 Ordinary Shares.

Additionally, affiliates of GoldenTree hold $11,000,000 of Endo Finance Holdings, Inc.'s 8.500% Senior Secured Notes due 2031; $147,092,630.42 of Endo Finance Holdings, Inc.'s Senior Secured Term Loan due 2031; $38,722,222.23 of MEH, Inc.'s Revolving Credit Facility due 2030; and $318,677,777.77 of MEH, Inc.'s Secured Term Loan due 2030.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The securities reported herein include (i) 7,926,176 Ordinary Shares held directly by certain funds and separate accounts managed by the Investment Manager and (ii) 20,000 Ordinary Shares held directly by Mr. Tananbaum.

The ownership percentage set forth herein is based on 39,413,711 Ordinary Shares outstanding as of August 5, 2025 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

The Investment Manager is the investment manager or advisor to certain funds and a separately managed account by the Investment Manager (the "Funds"). IMGP is the general partner of the Investment Manager. Steven A. Tananbaum is the managing member of IMGP. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities held of record by the Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3 and 4 above, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement.

## Signatures
- GoldenTree Asset Management LP: By: GoldenTree Asset Management LLC, its General Partner, /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (08/07/2025)
- GoldenTree Asset Management LLC: /s/ Steven A. Tananbaum, Steven A. Tananbaum, Managing Member (08/07/2025)
- Steven A. Tananbaum: /s/ Steven A. Tananbaum, Steven A. Tananbaum (08/07/2025)